EXHIBIT 2.2
AMENDMENT NUMBER ONE
TO
STOCK PURCHASE AGREEMENT
AMENDMENT NUMBER ONE (this “Amendment”), dated as of January 25, 2019, to the Stock Purchase Agreement (the “Agreement”) made and entered into as of July 20, 2018, by and among Platform Specialty Products Corporation, a Delaware corporation (the “Seller”), Arysta LifeScience Inc., a Delaware corporation and a wholly-owned subsidiary of Seller (the “Company”), UPL Corporation Limited, a Mauritius public limited company (the “Purchaser”), UPL NA Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (the “US Purchaser”), Arysta Acquisition Company, a Delaware corporation and a wholly-owned Subsidiary of the US Purchaser (“Merger Sub”) and, solely for purposes of Article VIII and Sections 10.11 and 11.06 of the Agreement, MacDermid Agricultural Solutions Holdings B.V., a Dutch entity and a wholly-owned Subsidiary of the Company (“MASH”) and UPL Do Brasil Industria e Comercio de Insumos Agropecuários S.A., a Brazil entity and a wholly-owned Subsidiary of the Purchaser (the “Brazil Purchaser”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.
WITNESSETH:
WHEREAS, the Seller and the Purchaser have entered into the Agreement, pursuant to which the Seller has agreed to acquire the Company upon the terms and subject to the conditions of the Agreement;
WHEREAS, the Purchaser desires to assign its right to acquire the Company under the Agreement to the US Purchaser, and the US Purchaser desires to effect the acquisition of the Company through a merger of Merger Sub with and into the Company, with the Company surviving the merger and becoming a wholly-owned Subsidiary of the US Purchaser (the “Merger”);
WHEREAS, the Company, the US Purchaser and Merger Sub are executing this Amendment for the purpose of becoming parties to the Agreement;
WHEREAS, on December 28, 2018, the Pre-Closing Internal Transfer (as defined in this Amendment) was completed, as a result of which MASH became the owner of and currently owns 86.98% of the share capital of Arysta Brazil (as defined in this Amendment), which Pre-Closing Internal Transfer was approved and consented to by the Purchaser;
WHEREAS, the Purchaser intends to cause the Brazil Purchaser to acquire all of the shares (representing 86.98% of the share capital) of Arysta Brazil held by MASH prior to the Merger; and
WHEREAS, MASH and the Brazil Purchaser are executing this Amendment for the purpose of Article VIII and Sections 10.11 and 11.06 of the Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1.Amendment to Section 1.01 (“Certain Defined Terms”) of the Agreement.

(a)Section 1.01 of the Agreement is hereby amended by adding the following definitions in the appropriate alphabetical place to the list of the defined terms:

“Amendment” means that certain Amendment Number One to Stock Purchase Agreement, dated as of January 25, 2019, among the Purchaser, the Seller, the US Purchaser, Merger Sub, MASH and the Brazil Purchaser.
“Arysta Brazil” means Arysta LifeScience do Brasil Indústria Química e Agropecuária SA, a Brazilian entity.
“Arysta Japan” means Arysta LifeScience Corporation, a Japanese corporation and a wholly-owned subsidiary of the Company.

“Brazil Escrow Account” means the escrow account to be established with the Brazil Escrow Agent pursuant to the Brazil Escrow Agreement.
“Brazil Escrow Agent” means MUFG Union Bank, N.A., a national banking association.
“Brazil Escrow Agreement” means an escrow agreement, to be entered into by and among Arysta Brazil, MASH and the Brazil Escrow Agent, in form and substance to be mutually agreed upon by the Purchaser and the Seller.
“Closing Merger Consideration” means the Estimated Purchase Price minus the Brazil Purchase Price.
“Closing Merger Consideration Per Share” means an amount in cash equal to the quotient of the Closing Merger Consideration divided by the number of Shares issued and outstanding as of immediately prior to the Effective Time.
“Global Escrow Agent” means such bank or other financial institution as the Seller and the Purchaser may mutually agree to be the escrow agent for the Global Escrow Account.
“Global Escrow Account” means the escrow account to be established with the Global Escrow Agent pursuant to the Global Escrow Agreement.
“Global Escrow Agreement” means an escrow agreement, to be entered into by and among the US Purchaser, the Seller and the Global Escrow Agent, in form and substance to be mutually agreed upon by the Purchaser and the Seller.
“Pre-Closing Internal Transfer” means the transfer, on December 28, 2018, by Arysta Japan of all of the shares (representing 72.77% of the share capital) of Arysta Brazil owned by it to MASH, as a result of which MASH became (and currently is) the owner of 86.98% of the share capital of Arysta Brazil.
“Restructuring” means, collectively, the Pre-Closing Internal Transfer, the Brazil Acquisition and the Merger.
“US Closing Payment” means an amount equal to the sum of (i) the Closing Merger Consideration, (ii) the Payoff Indebtedness and (iii) the Estimated Closing Company Transaction Expenses.
2.Amendment to Section 1.02 (“Certain Other Defined Terms”) of the Agreement. Section 1.02 of the Agreement is hereby amended by adding the following terms in the appropriate alphabetical place, which terms have the meanings set forth in the Sections of the Agreement set forth below:

Definition	Location
“338 Election Form”	7.05(a)
“Agreement”	Preamble
“Brazil Acquisition”	2.01(a)
“Brazil Closing”	2.03
“Brazil Closing Date”	2.03
“Brazil Purchase Price”	2.01(a)
“Brazil Purchaser”	Preamble to Amendment
“Cash Collateral”	Exhibit 2.02(a)(vii)
“Certificate of Merger”	2.01(b)
“DGCL”	2.01(b)
“Effective Time”	2.01(b)
“MASH”	Preamble to Amendment
“Merger”	2.01(b)
“Merger Sub”	Preamble to Amendment
“Surviving Corporation”	2.01(b)
“US Purchaser”	Preamble to Amendment

3.Amendment to Section 2.01 (“Purchase and Sale”) of the Agreement. Section 2.01 of the Agreement is hereby amended and restated in its entirety as follows:

SECTION 2.01. The Transactions. Upon the terms and subject to the conditions of this Agreement, the acquisition of the Acquired Companies by the Purchaser will be effected as follows:
(a) Purchase and Sale of Arysta Brazil. On the Brazil Closing Date, the Seller will cause MASH to sell, assign, transfer and convey to the Brazil Purchaser, and the Purchaser will cause the Brazil Purchaser to purchase, acquire and accept, all of the shares (representing 86.98% of the share capital) of Arysta Brazil held by MASH (the “Brazil Acquisition”), pursuant to a share purchase agreement substantially in the form of Exhibit A to this Amendment (the “Brazil SPA”). Not later than four (4) Business Days prior to the Brazil Closing, the Purchaser shall prepare, or cause to be prepared, and deliver to the Seller a statement, certified by an appropriate officer of the Purchaser, setting forth the Purchaser’s calculation of the US Dollar amount (based upon the World Market Reuters (WM/R) 4pm (11am EST) fix on the date of such calculation) to be paid by the Brazil Purchaser in the Brazil Acquisition (the “Brazil Purchase Price”).
(b) Purchase and Sale of the Company.
(i) The Merger. After the completion of the Brazil Acquisition, but in any event on the Closing Date, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Purchaser will cause Merger Sub to merge with and into the Company (the “Merger”), the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger as a wholly-owned Subsidiary of the US Purchaser (the “Surviving Corporation”). The Purchaser will cause a certificate of merger (the “Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware on the Closing Date in accordance with the relevant provisions of the DGCL and the terms of this Agreement. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or such later time as the parties may agree and specify in the Certificate of Merger (the “Effective Time”). The Merger will have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub will vest in the Surviving Corporation and all debts, liabilities and obligations of the Company and Merger Sub will become the debts, liabilities and obligations of the Surviving Corporation.
(ii) Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, (A) the certificate of incorporation of Merger Sub will be the certificate of incorporation of the Surviving Corporation except that the name of the Surviving Corporation shall be “Arysta LifeScience Inc.,” until thereafter amended in accordance with its terms and as provided by applicable Law, and (B) the amended and restated by-laws of the Company will be the by-laws of the Surviving Corporation, until thereafter amended in accordance with their terms and applicable Law.
(iii) Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.
(iv) Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or their respective stockholders, (A) each Share will be cancelled and extinguished and be converted into the right to receive the Closing Merger Consideration Per Share, without interest, payable to the holder of the Shares, and (B) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
4.Amendment to Section 2.02 (“Payments at Closing”) of the Agreement.

(a)Section 2.02(a) of the Agreement is hereby amended by replacing the part of the sentence before clause (i) with the following:

“For purposes of this Agreement, the purchase price (the “Purchase Price”) means an amount equal to:"
(b)Section 2.02(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c)
(i) (A) On the Business Day immediately preceding the Brazil Closing Date, the Purchaser shall deposit the Brazil Purchase Price into the Brazil Escrow Account, to be held by the Brazil Escrow Agent pursuant to the terms of this Agreement and the Brazil Escrow Agreement and (B) prior to the Brazil Closing, the Purchaser shall deposit the US Closing Payment into the Global Escrow Account, to be held by the Global Escrow Agent pursuant to the terms of this Agreement and the Global Escrow Agreement.
(ii) At the Brazil Closing, the Purchaser and the Seller shall instruct the Brazil Escrow Agent (in accordance with the terms of the Brazil Escrow Agreement) to release the Brazil Purchase Price to MASH, by wire transfer of immediately available funds to the account designated by the Seller, which Brazil Purchase Price, immediately following its receipt by MASH, shall be used to repay certain Payoff Indebtedness, as directed by the Seller.
(iii) At the Closing, (A) the US Purchaser and the Seller shall instruct the Global Escrow Agent (in accordance with the terms of the Global Escrow Agreement) to release the Closing Merger Consideration to the Seller, by wire transfer of immediately available funds to the account designated by the Seller and (B) the US Purchaser and the Seller shall instruct the Global Escrow Agent (in accordance with the terms of the Global Escrow Agreement) to release the Payoff Indebtedness (other than the Payoff Indebtedness satisfied by MASH pursuant to clause (ii) of this Section 2.02(c)) and the Estimated Closing Company Transaction Expenses, by wire transfer of immediately available funds, in each case, in accordance with the applicable payoff letters and invoices related thereto and delivered by the Seller to the Purchaser at least three (3) Business Days prior to the Closing.
(iv) If the Brazil Closing shall not have occurred on or prior to February 4, 2019, the US Purchaser and the Seller shall immediately deliver a joint written instruction to the Global Escrow Agent to return the US Closing Payment to an account or accounts specified by the US Purchaser.”
5.Amendment to Section 2.03 (“Closing”) of the Agreement. Section 2.03 of the Agreement is hereby amended and restated in its entirety as follows:

“SECTION 2.03. Brazil Closing and Closing. Upon the terms and subject to the conditions of this Agreement, (a) the closing of the Brazil Acquisition (the “Brazil Closing”) shall take place on January 30, 2019 or on such other date as the Seller and the Purchaser may mutually agree upon in writing, but in any event prior to the Closing (the “Brazil Closing Date”) and (b) the closing of the Merger (the “Closing”) shall take place on January 31, 2019 or on such other date as the Seller and the Purchaser may mutually agree upon in writing, but in any event on the next Business Day immediately following the Brazil Closing (the date of such Closing being the “Closing Date”), provided that the conditions to the obligations of the parties hereto set forth in Section 8.01 and Section 8.02 shall have been satisfied or waived on or prior to the Brazil Closing (but subject to ýSection 8.03); provided, further, if the Brazil Closing shall have been consummated, the parties shall be required to consummate the Closing as specified above (and any and all conditions to the Closing will be deemed to have been satisfied or waived).”
6.Amendment to Article III (“Representations and Warranties of the Seller”) of the Agreement. The introductory paragraph to Article III is hereby amended by replacing the term “Closing Date” with the term “Brazil Closing Date”.

7.Amendment to Section 5.06 (“Transition Services”) of the Agreement.

(a)The first sentence of Section 5.06 of the Agreement is hereby amended by deleting the term “sixty (60) days” and replacing it with “ninety (90) days”.

(b)Exhibit B to this Amendment is hereby agreed to be Exhibit A to the Transition Services Agreement.

8.Amendment to Section 5.20 (“Redomicile of Overseas Cash”) of the Agreement. The first sentence of Section 5.20 of the Agreement is hereby amended by inserting “the United States,” immediately prior to “the Netherlands” (in order to include the United States in the definition of a “Cash Redomicile Country”).

9.Amendment to Section 7.05(b) (Section 338 Election) of the Agreement.

(a)Section 7.05(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(a) The Purchaser and the Seller hereby mutually agree that the Purchaser may make an election under Section 338(h)(10) of the Code (and any corresponding election under state, local, and non-U.S. Law) (collectively, the “Section 338 Elections”), with respect to the actual and constructive acquisition of the Shares of the Company and the Equity Interests of each other Acquired Company that the Purchaser elects, to the extent permitted by applicable Law. The Purchaser, the Seller, and the Acquired Companies shall report the transaction consistent with such Section 338 Elections and shall not to take any action that could cause such Section 338 Elections to be invalid, and shall take no position contrary thereto. Without limiting the foregoing, the Seller shall cooperate with the Purchaser to properly complete, duly execute and timely file any required IRS Form 8023 (and any corresponding state, local or non-US form) within the time period required by applicable Law. In addition, at or prior to the Closing, the Seller shall provide to the Purchaser a duly executed signature page to IRS Form 8023 (and any corresponding state, local or non-US form) (each, a “338 Election Form”) with respect to each Section 338 Election made by the Purchaser. Prior to the due date of each such 338 Election Form, the Purchaser shall (i) cause such 338 Election Form to be duly executed by an authorized person on behalf of the Purchaser; (ii) complete the schedules required to be attached thereto; (iii) provide a copy of such executed 338 Election Form (and any accompanying schedules) to the Seller; and (iv) duly and timely file such 338 Election Form as prescribed by Treasury Regulations Section 1.338(h)(10)-1 or any corresponding provision of state, local or non-US Law.”
(b)Section 7.05(b) of the Agreement is hereby amended and restated in its entirety as follows:
“(b) Schedule 7.05(b) sets forth the allocation of the Closing Merger Consideration, the Closing Company Debt and other applicable amounts for Tax purposes (the “Purchase Price Allocation”). The Purchaser and the Seller agree that the Purchase Price Allocation is consistent with Section 338 and Section 1060 of the Code and the Treasury Regulations thereunder. The Purchaser and the Seller shall modify the Purchase Price Allocation to reflect any adjustments made pursuant to Section 2.06(d) of this Agreement, indemnification payments made under this Agreement ýor any other amounts treated as an adjustment to the Purchase Price for Tax purposes as mutually agreed upon by Purchaser and Sellers in good faith (and, if applicable, consistent with the prior allocation of similar items). Each party shall prepare and file, and cause its Affiliates to prepare and file, all required Tax Returns on a basis consistent with the Purchase Price Allocation (including any required IRS Form 8883 and any similar state, local or non-US forms) and shall take no position, and cause its Affiliates to take no position, inconsistent with the Purchase Price Allocation on any Tax Return or in any audit or other Action with respect to Taxes or otherwise. In the event that the Purchase Price Allocation is disputed by any Governmental Authority, the party receiving notice of the dispute shall promptly notify the other party of such dispute, and each party shall use commercially reasonable efforts to defend such Purchase Price Allocation in any audit or other Action and not to settle or otherwise dispose of such audit or other Action without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).”
(c)Exhibit C to this Amendment is hereby agreed to be Schedule 7.05(b) contemplated by Section 7.05(b) of the Agreement as amended hereby.

10.Amendment to Article VIII (“Conditions to Closing”) of the Agreement.

(a)Amendment to Section 8.01 (“Conditions to Obligations of the Seller”), Section 8.02 (“Conditions to Obligations of the Purchaser”) and Section 8.03 (“Delayed Governmental Approvals”) of the Agreement. Sections 8.01, 8.02 and 8.03 of the Agreement are hereby amended as follows

(i)In the first sentence of each of Section 8.01 and Section 8.02 of the Agreement, the term “Closing” shall be replaced with the term “Brazil Closing”.
(ii)Solely for purposes of Section 8.01(b) and Section 8.02(b) of the Agreement, Exhibit 5.04(iii) of the Agreement is hereby amended by deleting the reference to “Argentina” therefrom.
(iii)The term “Closing” shall be replaced with the term “Brazil Closing and the Closing, as the case may be,” each time it appears in Section 8.03.
(b)Article VIII of the Agreement is further amended by adding a new Section 8.04:
“Section 8.04    Additional Conditions to the Brazil Closing.
(a) Additional Conditions to the Obligations of the Brazil Purchaser. The obligations of the Brazil Purchaser to consummate the Brazil Closing shall be subject to the receipt of (i) a certificate of a duly authorized officer of the Seller acknowledging the fulfilment or waiver of all closing conditions of the Seller set forth in Section 8.01 (other than those conditions that by their nature are to be satisfied at the Closing pursuant to Section 2.05) and (ii) the Global Escrow Agreement, duly executed by the Seller.
(b) Additional Conditions to the Obligations of MASH. The obligations of MASH to consummate the Brazil Closing shall be subject to the receipt of (i) a certificate of a duly authorized officer of the Purchaser acknowledging the fulfilment or waiver of all closing conditions of the Purchaser set forth in Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing pursuant to Section 2.04), (ii) evidence satisfactory to the Seller of the deposit by the Purchaser of the US Closing Payment in the Global Escrow Account and (iii) the Global Escrow Agreement, duly executed by the Purchaser and the Global Escrow Agent.
11.Amendment to Article X (“Indemnification”) of the Agreement.
(a)Section 10.01 of the Agreement (“Indemnification by the Seller”) is hereby amended by (i) deleting the word “or” at the end of clause (e); (ii) deleting the period at the end of clause (f) and replacing it with “; or”; and (iii) inserting the following additional clause thereafter:
“    (g)    the Payoff Indebtedness or the payoff letter therefor.”
(b)Section 10.02 of the Agreement (“Indemnification by the Purchaser”) is hereby amended by (i) deleting the word “or” at the end of clause (a); (ii) deleting the period at the end of clause (b) and replacing it with “;”; and (iii) inserting the following additional clauses thereafter:
“    (c)    Any Closing Company Debt that is included in the Final Purchase Price (provided that the indemnity contemplated by this clause (c) shall not affect the Seller’s indemnification obligations under Section 10.01 (subject to the limitations and other terms and conditions of this Article X) or the Purchaser’s rights to make claims or seek recovers under the R&W Insurance Policy); or
(d)     (i) other than Taxes, any Losses arising out of or related to the Pre-Closing Internal Transfer or the Brazil Acquisition or (ii) without duplication of Section 7.05(d), cash Taxes incurred by Seller or its Subsidiaries (other than the Acquired Companies) in connection with or as a result of the Restructuring, determined on a “with and without” basis; or
(e)    any Losses arising out of or related to any claim, including any charges of discrimination, retaliation, or unfair labor practices filed with the EEOC and/or other governmental agency, made by or on behalf of any employee of an Acquired Company relating to personnel or employment changes, including terminations, demotions, or promotions, that are announced, disclosed or otherwise undertaken by (1) Purchaser in connection with the Transaction or (2) the Company prior to Closing at the written request of or the written direction of Purchaser.”
(c)Section 10.03(a) of the Agreement is hereby amended by adding the following sentence as a new sentence at the end of that provision:

“In the event that any Indemnified Party provides an Indemnifying Party with a Claim Notice relating to Arysta Brazil, the Indemnified Party shall include in the Claim Notice a designation of the percentage of the indemnity claim relating to Arysta Brazil.”
(d)Article X is further amended by adding a new Section 10.11 as follows:
“Section 10.11 Indemnification in respect of Arysta Brazil. In the event any portion of the indemnification payment payable pursuant to this Article X is in respect of Arysta Brazil, such payment shall be made, in US dollars, by the Seller to the Brazil Purchaser directly, or by the Brazil Purchaser to the Seller directly, as the case may be. FOR THE AVOIDANCE OF DOUBT, FOLLOWING THE BRAZIL CLOSING, NEITHER MASH NOR THE BRAZIL PURCHASER SHALL HAVE ANY RIGHTS, OBLIGATIONS OR REMEDIES UNDER THE BRAZIL PURCHASE AGREEMENT, AND ALL RIGHTS, REMEDIES AND OBLIGATIONS OF THE SELLER, THE PURCHASER AND THEIR RESPECTIVE AFFILIATES (INLUDING THE BRAZIL PURCHASER AND MASH) WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE BRAZIL PURCHASE AGREEMENT SHALL BE SOLELY AS SET FORTH IN THIS AGREEMENT.”
12.Amendment to Section 11.06 (“Entire Agreement”) of the Agreement.
(a)Section 11.06 of the Agreement is hereby amended by (i) adding “(a)” to the beginning of the first sentence thereof and (ii) adding “the Brazil SPA,” immediately after “This Agreement,” in the first sentence thereof.
(b)Section 11.06 of the Agreement is further amended by adding a new clause (b) as follows:
“(b) This Agreement shall be read and interpreted jointly with the Brazil SPA. All matters not fully or expressly covered by the Brazil SPA shall be governed by this Agreement, including but not limited to indemnification, non-compete, non-solicitation, termination and tax and employee matters. The parties shall interpret the provisions of the Brazil SPA and those of this Agreement so that they are consistent with one another. To the extent that there are any discrepancies between the provisions of the Brazil SPA and this Agreement, the provisions of this Agreement shall prevail.”
13.Amendment to Section 5.01 of the Disclosure Schedule. Section 5.01 of the Disclosure Schedule is hereby amended by adding the following:
“Prior to the Closing, the Seller shall be entitled to consummate the Pre-Closing Internal Transfer and the Brazil Closing. Notwithstanding anything in the Agreement to the contrary, such Pre-Closing Internal Transfer and the Brazil Closing (and any activities taken by the Seller, the Company or any of their Subsidiaries), and any changes, effects or circumstance arising or resulting therefrom, shall not (a) be deemed to or result in any a breach of any of the representations and warranties of the Seller contained in the Agreement or (b) be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”.
14.Amendment to Exhibit 2.02(A)(VII) (“Specified Adjustments to Purchase Price”) to the Agreement. Exhibit 2.02(A)(VII) of the Agreement is amended by:
(a)amending numbered item 3 on such exhibit by inserting the phrase “and the Cash Collateral” immediately prior to the end of the parentheticals on the second line and the fourth line thereof immediately following “Argentina”.
(b)(i) deleting the word “and” at the end of numbered item 5 on such exhibit; (ii) deleting the period at the end of numbered item 6 on such exhibit and replacing it with “; and”; and (iii) inserting the following additional numbered item thereafter:
“7.    reduced by an amount equal to 50% of the filing fees and other out-of-pocket expenses (including translation costs) associated with the filings contemplated or required by Section 5.04 that were paid in full by Purchaser; provided that the Purchaser shall have provided the Seller written evidence reasonably satisfactory to the Seller of all such filing fees and other out-of-pocket expenses.”

(c)adding the following definition in its appropriate alphabetical place to the list of the defined terms following the phrase: “For purposes of this Exhibit 2.02(A)(VII)”:
“Cash Collateral” means all cash of the Acquired Companies used as collateral to guaranty payments under letters of credit or other Indebtedness arrangements.
(d)amending the definition of “Excess Cash” to add the following proviso to the end of the definition:
“; provided, however, that Excess Cash shall not include any Cash Collateral.”
(e)deleting the definition of “Friction Cost” and replacing it with the following definition:
“Friction Cost” means, with respect to each jurisdiction, the withholding and income Tax cost of distributing or transferring Excess Cash (excluding Trapped Cash) from such jurisdiction through the chain of ownership to a Cash Redomicile Country. Friction Cost will be measured (i) taking into account Tax credits and other offsets that the receiving entity is entitled to under applicable Law, if applicable, including Tax credits available in the U.S. computed on a with and without basis and (ii) assuming a distribution or transfer of such Excess Cash (excluding Trapped Cash) to a Cash Redomicile Country identified by the Seller. For the avoidance of doubt, no Friction Cost may occur (or shall be deemed to have occurred) with respect to any Excess Cash that is located in a Cash Redomicile Country as of the Closing Date.
(f)amending the definition of “Trapped Cash” to add the following clause to the end of the definition:
“, or Cash Collateral.”
15.Amendment to Exhibit 5.04 (“Competition Law Filings”) to the Agreement. Exhibit 5.04(iii) of the Agreement is hereby amended by deleting the reference to “Tunisia” therefrom.
16.Defined Terms; References. From and after the date of this Amendment, references in the Agreement to the “Agreement” or any provision thereof shall be deemed to refer to the Agreement or such provision as amended hereby unless the context otherwise requires, and references in the Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to July 20, 2018, and references to “Amendment” shall be deemed to refer to this Amendment.
17.Full Force and Effect. Except as otherwise expressly provided herein, all of the terms and conditions of the Agreement remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto as if the amendments made hereby were originally set forth in the Agreement.
18.Headings. The descriptive headings of the several Sections of this Amendment were formulated, used and inserted in this Amendment for convenience only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.
19.Miscellaneous.
(a)Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of law rules thereof to the extent that the application of the law of another jurisdiction would be required thereby.
(b)Counterparts. This Amendment may be executed and delivered (including by facsimile or electronic (including .pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment to be executed by as of the date first written above by their respective officers thereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION
By: /s/ Rakesh Sachdev
Name: Rakesh Sachdev
Title: Chief Executive Officer

ARYSTA LIFESCIENCE INC., for the purpose of becoming a party to the Agreement
By: /s/ Mark Gibbens
Name: Mark Gibbens
Title: Treasurer and Director

UPL CORPORATION LIMITED
By: /s/ Gyaneshwarnath Gowrea
Name: Gyaneshwarnath Gowrea
Title: Director

UPL NA INC., for the purpose of becoming a party to the Agreement
By: /s/ Vicente Gongora
Name: Vicente Gongora
Title: CFO

ARYSTA ACQUISITION COMPANY, for the purpose of becoming a party to the Agreement
By: /s/ Madeline Palac
Name: Madeline Palac
Title: Authorized Officer

[Signature Page to SPA Amendment]

MACDERMID AGRICULTURAL SOLUTIONS HOLDINGS B.V., solely for purposes of Article VIII and Sections 10.11 and 11.06 of the Agreement
By: /s/ Mark Gibbens
Name: Mark Gibbens
Title: Director

UPL DO BRASIL INDÚSTRIA E COMÉRCIO DE INSUMOS AGROPECUÁRIOS S.A., solely for purposes of Article VIII and Sections 10.11 and 11.06 of the Agreement
By: /s/ Rogerio Pereira de Castro
Name: Rogerio Pereira de Castro
Title: CEO Brasil

By: /s/ Maria da Conceicao Guimaries
Name: Maria da Conceicao Guimaries
Title: Diretora de RH

[Signature Page to SPA Amendment]